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
--------                                          U. S. SECURITIES AND EXCHANGE COMMISSION
 FORM 4                                                      WASHINGTON, D.C. 20549
--------
/ / CHECK THIS BOX IF NO                          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    LONGER SUBJECT TO SECTION
    16. FORM 4 OR FORM 5        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
    OBLIGATIONS MAY CONTINUE.     Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
    SEE INSTRUCTION 1(b).

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
1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                     Director             10% Owner
 Mack          David            S.              Mack-Cali Realty Corporation (CLI)             -----                -----
---------------------------------------------------------------------------------------------        Officer (give    X   Other
(Last)        (First)        (Middle)        3. IRS or Social Security  4. Statement for       -----         title  ----- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person (Voluntary)
 c/o Mack-Cali Realty Corporation                                            11/98                  Member of Advisory Board
 11 Commerce Drive                                                                                  ------------------------
--------------------------------------------                          ------------------------------------------------------------
                  (Street)                                            5. If Amendment,      7. Individual or Joint/Group Filing
                                                                         Date of Original       (Check Applicable Line)
                                                                         (Month/Year)        X  Form filed by One Reporting Person
                                                                                            ---
Cranford, New Jersey 07016                                                                      Form filed by More than One
                                                                                            --- Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of    6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities      ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially    Form:       direct
                                                  (Instr. 8)                                  Owned at        Direct      Bene-
                                     (Month/                                                  End of          (D) or      ficial
                                      Day/     -------------------------------------------    Month           Indirect    Owner-
                                      Year)                                                   (Instr. 3       (I)         ship
                                                Code    V       Amount    (A) or   Price      and 4)          (Instr. 4) (Instr. 4)
                                                                          (D)
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* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                  (Print or Type Responses)                  (Over)
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

FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security




                                                             -------------------------------------- --------------------

                                                              Code    V        (A)        (D)        Date      Expira-
                                                                                                     Exer-     tion
                                                                                                     cisable   Date
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Units of Limited                                   11/25/98   J(1)             (1)                     (1)
Partnership Interest                                           (2)             (2)
(1)(2)
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

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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
------------------------------                    at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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   Common            (1)                          779,148            D
   Stock                                          (1)(2)
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Explanation of Responses:

(1)  The Units of Limited Partnership Interest ("Units") represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack-Cali Realty Corporation conducts its real estate activities. Beginning on December 11, 1998, the Units are redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Company, shares of Common Stock on a one-for-one basis.

(2)  Prior to November 25, 1998, 144,154 of the reporting person's 779,148 Units beneficially owned at that time were contingent and convertible, in whole or in part, into ordinary Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Realty




Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

                                                                                                  Page 2
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
     Corporation. Until such conversion, the contingent Units shall not be entitled to any rights associated with the ordinary Units. As of November 25, 1998, the conditions had been satisfied for the conversion of 76,551 of the reporting person's contingent Units into ordinary Units, and accordingly, 67,603 of the reporting persons Units remained contingent.


                                                                                       /s/ David S. Mack                 2/10/99
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                  (Print or Type Responses)                  (Over)